UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Submission of Matters to a Vote of Security Holders.

On September 15, 2011, the Annual Meeting of Shareholders (the “Meeting”) of Birks & Mayors Inc. (the “Company”) was held in Montreal, Quebec. The shareholders of record at the close of business on August 5, 2011 (the “Record Date”) were entitled to vote at the Meeting. As of the Record Date, the Company had 3,673,615 Class A voting shares outstanding (which entitle holder to one vote per share), 7,717,970 Class B multiple voting shares outstanding (which entitle holder to 10 votes per share) and no preferred shares outstanding.

Following the distribution of the management proxy circular for the Meeting, the Company was informed that Ms. Ann Spector Lieff decided, for personal reasons, not to stand for re-election. After having been informed by Ms. Lieff that she would not stand for re-election, the Company set the number of directors to be elected to serve until the close of the next annual meeting of shareholders or until his or her successor is elected or appointed at a total of 9 directors, rather then 10. The Company thanked Ms. Lieff for her dedication and contribution to the Board and the Company.

The shareholders of the Company elected as directors Dr. Lorenzo Rossi di Montelera, Thomas A. Andruskevich, Gérald Berclaz, Emily Berlin, Shirley A. Dawe, Elizabeth M. Eveillard, Louis L. Roquet, Niccolò Rossi di Montelera and Guthrie J. Stewart to hold office until the next succeeding annual meeting of shareholders of the Company or until their successors are elected or appointed. The election of directors by the shareholders was by the following votes:

Name	Votes For	Votes Withheld	Non-Votes
Dr. Lorenzo Rossi di Montelera	79,300,922	48,969	921,551
Thomas A. Andruskevich	79,299,932	49,959	921,551
Gérald Berclaz	79,300,930	48,961	921,551
Emily Berlin	79,300,930	48,961	921,551
Shirley A. Dawe	79,301,536	48,355	921,551
Elizabeth M. Eveillard	79,300,930	48,961	921,551
Louis L. Roquet	79,301,528	48,363	921,551
Niccolò Rossi di Montelera	79,300,930	48,961	921,551
Guthrie J. Stewart	79,300,930	48,961	921,551

The shareholders authorized the appointment of KPMG LLP as the Company’s independent auditors and authorized the directors to fix KPMG LLP’s remuneration by a vote of 80,239,285 shares in favor, no shares against and 32,024 shares abstaining. There were 133 broker non-votes with respect to this proposal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Date: October 4, 2011		Group Vice President, Legal Affairs and Corporate Secretary

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